UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

NEW YORK & COMPANY, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-32315	33-1031445
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

330 West 34th Street, 9th Floor, New York, New York	10001
(Address of principal executive offices)	(Zip Code)

Sheamus Toal

(212-884-2000)

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

New York & Company, Inc. (together with its subsidiaries, the “Company”, “we” or “our”) is a specialty retailer of women’s fashion apparel and accessories, and the modern wear-to-work destination for women, providing fashion that is feminine, polished, on-trend and versatile. The Company helps its customers feel confident, put-together, attractive and stylish by providing affordable fashion. The Company’s proprietary branded New York & Company® merchandise is sold through its national network of retail stores and online at www.nyandcompany.com.

The Company purchases finished apparel and accessories products both from importers and directly from manufacturers and is committed to ensuring that the products it sells are produced in a socially responsible way, including in compliance with the requirements of Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”).

In furtherance of this commitment, the Company adopted a Conflict Minerals Policy to help ensure compliance with the purposes and requirements of the Rule regarding the presence of Conflict Minerals sourced from the Democratic Republic of the Congo or an adjoining country (each a “Covered Country”) in the Company’s supply chain. Conflict Minerals (also known as “3TG”) are defined as gold, cassiterite, columbite-tantalite, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten.

Pursuant to the Policy, the Company reviews its entire product line on an annual basis to determine whether any of the products it manufactures or contracts for manufacture contain any 3TG which is necessary to the product’s functionality or production (such minerals hereinafter referred to as “Necessary 3TG”). After completing this review for calendar year 2016, we determined that small quantities of Necessary 3TG, namely gold and tin, were contained in certain components of the Company’s products, specifically zippers, buttons and other trim items.

Based on this determination, the Company conducted in good faith a reasonable country of origin inquiry (“RCOI”) about the source of the Necessary 3TG in the Company’s products for the reporting period ended December 31, 2016 in accordance with the requirements of  the Rule and the instructions to Form SD.  The RCOI was reasonably designed to determine whether any of the Necessary 3TG contained in our products originated in a Covered Country or came from recycled or scrap sources.

To conduct the RCOI, we engaged and made inquiries of all of our in-scope direct suppliers that produced apparel and accessory products for the Company in 2016 that we believed could contain Necessary 3TG.  We also directed these suppliers to make inquiries of their direct suppliers about the origin of the Necessary 3TG in our products.  We conducted our inquiry using the Conflict Minerals Reporting Template (“CMRT(s)”) developed by the Conflict-Free Sourcing Initiative.  As part of this process, we provided information and offered assistance to suppliers about the specifics of the Rule and the information requested in the CMRT.  A total of 100 direct suppliers producing products for the Company in 2016 were asked to complete the CMRT.

We received completed responses from 92 of our current direct suppliers.  Despite exhaustive efforts, we were unable to obtain completed CMRTs from eight suppliers that had ceased to do business with the Company prior to conducting the RCOI.  We reviewed each completed response and followed up with our suppliers as necessary (via email, phone and through sourcing contacts) to gather additional information for responses requiring further clarification.  Based on the information provided by our suppliers, we do not have reason to believe that the Necessary 3TG contained in any of the products manufactured by or for the Company in 2016 may have originated from the Covered Countries.

As required by the Rule, we report on our 3TG sourcing annually, and this Form SD is publicly available on the Company’s website at http://www.nyandcompany.com/nyco/static/about/investor-relations/. The website and the information accessible through it are not incorporated into this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NEW YORK & COMPANY, INC.

	By:	/s/ SHEAMUS TOAL
Sheamus Toal
Executive Vice President and
Chief Financial Officer

Date: May 31, 2017